8/29/14

14041430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-67547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Capital USA, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, Suite 1910
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Waddell (212) 994-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name – *if individual, state last, first, middle name*)

805 Third Avenue, 10th Floor (Address) New York (City) NY (State) 10022 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2014
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB 8/28/14

OATH OR AFFIRMATION

I, Keith George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Churchill Capital USA, INC, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHLEEN A NARDO
ID # 2427583
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires Dec. 3, 2017

Keith George
Signature

FINOP
Title

Cathleen A Nardo
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCHILL CAPITAL USA, INC.

Financial Statements

June 30, 2014

CHURCHILL CAPITAL USA, INC.

Table of Contents

JANOVER LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Churchill Capital USA, Inc.:

We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc., which comprise the as of June 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Churchill Capital USA, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Churchill Capital USA, Inc. as of June 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
August 26, 2014

CHURCHILL CAPITAL USA, INC.

Statement of Financial Condition

June 30, 2014

Assets		
Cash and cash equivalents	$	3,139,331
Clearing firm deposit		101,016
Clearing firm receivable		316,424
Prepaid expenses		17,671
Other assets		19,662
Property and equipment, net		3,860
	$	3,597,964
Liabilities and Stockholder's Equity		
Liabilities:		
Related party payable - Parent	$	2,320,685
Accounts payable and accrued expenses		312,194
Income taxes payable		1,041
Deferred tax liability		3,973
		2,637,893
Stockholder's equity:		
Common stock, no par value; 200 shares authorized; 100 shares issued and outstanding		20,000
Additional paid-in capital		325,000
Retained earnings		615,071
		960,071
	$	3,597,964

1. Business Organization

Churchill Capital USA, Inc. (the "Company"), a wholly-owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of preparation - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Revenue recognition - The Company records securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. The revenue and expenses from such transactions would not be materially different if reported on a settlement-date basis.

Property and equipment - Property and equipment are recorded at cost. Depreciation of property and equipment is computed on the straight-line method over estimated useful lives of three to four years.

Income taxes - Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") *"Accounting for Income Taxes"*. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

2. Summary of Significant Accounting Policies *(continued)*

Uncertain tax positions - The Company adopted the provisions of FASB Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 *"Accounting for Uncertainty in Income Taxes"*, on January 1, 2009. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to June 30, 2011 are no longer subject to examination by tax authorities.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value disclosures - The carrying amounts of cash, clearing firm deposit, clearing firm receivable, and accounts payable approximate fair value because of the short-term nature of these investments.

3. Clearing Broker

The Company clears all of its trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service Pershing receives a percentage of the gross commission on each transaction. At June 30, 2014, the Company had $101,016 on deposit with Pershing.

4. Property and Equipment

Property and equipment at June 30, 2014 is as follows:

Furniture and fixtures	$	79,293
Computer and telephone equipment		67,240
		146,533
Less: accumulated depreciation		142,673
	$	3,860

Depreciation was $5,957 for the year ended June 30, 2014.

5. Income Taxes

The net deferred tax liability of $3,973 in the accompanying statement of financial condition results from a temporary difference due to the use of accelerated methods of depreciation of property and equipment for income tax purposes.

The Company used an effective tax rate of 44% comprised as follows:

Statutory federal income tax rate	27%
State taxes on income, net of federal income tax benefit	8%
Local taxes on income, net of federal income tax benefit	9%
Total effective tax rate	44%

A reconciliation of income taxes provided at the total effective rate for Federal, state, and local jurisdictions is as follows for the year ended June 30, 2014:

Tax at total effective rate	$	63,257
Permanent differences		7,754
Other		(14,676)
	$	56,335

6. Related Party Transactions

The Company and its Parent company are engaged in a transfer pricing agreement under which the Company incurred net charges of $900,893 during the year ended June 30, 2014. At June 30, 2014, in connection with the transfer pricing agreement, the amount due to the Company's Parent was $2,320,685 and is included on the accompanying statement of financial condition.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. During the year ended June 30, 2013, the Company's minimum net capital requirement increased from $100,000 to $250,000. At June 30, 2014, the Company had net capital of $922,474 which was $672,474 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 2.86 to 1.

8. Commitments and Contingencies

The Company occupies office space in New York City. A sublease agreement was in place between the Company and its Parent, whereby the Company paid monthly rent directly to the landlord. This lease commenced in August 2007, with monthly rent of $12,297 for a term of five years, which expired in August 2012. The new lease has been assigned by the Parent to the Company effective August 1, 2012, with free rent from August 1 through September 30, 2012, and a term beginning October 1, 2012 thru December 31, 2017, with monthly rent of $10,075. Rent expense for the year ended June 30, 2014 was $124,586.

Minimum lease obligations at June 30, 2014 are as follows for the years ending June 30,:

2015	$	120,900
2016		120,900
2017		120,900
2018		60,450
	$	423,150

9. Concentration of Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Beginning January 1, 2013, interest and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

10. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. Pension Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company provided matching contributions to participants in the amount of $13,184 for the year ended June 30, 2014.

12. Subsequent Events

Management has evaluated events and transactions occurring after the statement of financial condition date and through the date of the independent auditors' report to determine whether any of these events or transactions was required to be recognized or disclosed in the financial statements. The date of the independent auditors' report is the date that the financial statements were available to be issued.